UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of OCTOBER, 2008.

                         Commission File Number: 0-30390


                             ROCHESTER RESOURCES LTD
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           ROCHESTER RESOURCES LTD

Date:  October 31, 2008                    /s/ Nick DeMare
      -----------------------------        -------------------------------------
                                           Nick DeMare,
                                           Chairman

                            ROCHESTER RESOURCES LTD.

                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                           FOR THE THREE MONTHS ENDED
                                 AUGUST 31, 2008

                      (UNAUDITED - PREPARED BY MANAGEMENT)

                       MANAGEMENT'S COMMENTS ON UNAUDITED
                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS


The accompanying unaudited interim consolidated financial statements of Rochester Resources Ltd. for the three months ended August 31, 2008, have been prepared by and are the responsibility of the Company's management. These statements have not been reviewed by the Company's external auditors.

                            ROCHESTER RESOURCES LTD.
                       INTERIM CONSOLIDATED BALANCE SHEETS
                      (UNAUDITED - PREPARED BY MANAGEMENT)



                                                    AUGUST 31,        MAY 31,
                                                       2008            2008
                                                         $               $
                                     ASSETS

CURRENT ASSETS

Cash                                                    109,762         948,093
Amounts receivable (Note 3)                           2,102,853       1,905,596
Prepaid expenses and deposits                           135,438         198,352
Inventories (Note 4)                                    703,237         873,902
                                                   ------------    ------------
                                                      3,051,290       3,925,943

IVA TAX RECEIVABLE                                            -         579,774

MINERAL PROPERTY INTERESTS (NOTE 5)                  27,151,004      26,204,499

PROPERTY, PLANT AND EQUIPMENT (NOTE 6)                5,574,069       5,018,199
                                                   ------------    ------------
                                                     35,776,363      35,728,415
                                                   ============    ============


                                   LIABILITIES

CURRENT LIABILITIES

Accounts payable and accrued liabilities              3,192,177       2,200,022
Current portion of long-term debt (Note 7)              955,632       1,115,457
                                                   ------------    ------------
                                                      4,147,809       3,315,479

LONG-TERM DEBT (NOTE 7)                               1,182,922         693,429

ASSET RETIREMENT OBLIGATION (NOTE 15)                   648,640         640,006

FUTURE INCOME TAX LIABILITIES                         4,060,729       4,098,760
                                                   ------------    ------------
                                                     10,040,100       8,747,674
                                                   ------------    ------------


                              SHAREHOLDERS' EQUITY

SHARE CAPITAL (NOTE 8)                               30,281,745      30,281,745

CONTRIBUTED SURPLUS (NOTE 10)                         4,286,627       4,207,560

DEFICIT                                              (8,832,109)     (7,508,564)
                                                   ------------    ------------
                                                     25,736,263      26,980,741
                                                   ------------    ------------
                                                     35,776,363      35,728,415
                                                   ============    ============

NATURE OF OPERATIONS AND GOING CONCERN (Note 1)

SUBSEQUENT EVENTS (Note 17)


APPROVED BY THE BOARD

/s/ ALFREDO PARRA    , Director
--------------------
/s/ NICK DEMARE      , Director
--------------------

          The accompanying notes are an integral part of these interim consolidated financial statements.

                            ROCHESTER RESOURCES LTD.
   INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS AND DEFICIT
                      FOR THE THREE MONTHS ENDED AUGUST 31
                      (UNAUDITED - PREPARED BY MANAGEMENT)



                                                       2008            2007
                                                         $               $

REVENUE                                               1,708,317       1,766,783

COST OF OPERATIONS                                   (2,198,874)     (1,315,838)

DEPLETION AND AMORTIZATION                             (279,010)       (237,407)
                                                   ------------    ------------
OPERATING PROFIT (LOSS)                                (769,567)        213,538
                                                   ------------    ------------
EXPENSES

General and administration                              430,860         394,199
Accretion of reclamation obligation                       8,634          12,553
Interest expense on long-term debt (Note 7)              18,134          34,546
Stock-based compensation (Note 9)                        79,067         506,785
                                                   ------------    ------------
                                                        536,695         948,083
                                                   ------------    ------------
LOSS BEFORE OTHER ITEMS                              (1,306,262)       (734,545)
                                                   ------------    ------------
OTHER ITEMS

Interest and other income                                13,223           4,168
Foreign exchange loss                                   (68,537)        (31,150)
                                                   ------------    ------------
                                                        (55,314)        (26,982)
                                                   ------------    ------------
LOSS BEFORE INCOME TAXES                             (1,361,576)       (761,527)

FUTURE INCOME TAX RECOVERY                               38,031               -
                                                   ------------    ------------
NET LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD       (1,323,545)       (761,527)

DEFICIT - BEGINNING OF PERIOD                        (7,508,564)    (75,415,444)
                                                   ------------    ------------
DEFICIT - END OF PERIOD                              (8,832,109)    (76,176,971)
                                                   ============    ============



BASIC AND DILUTED LOSS PER SHARE                         $(0.04)         $(0.03)
                                                   ============    ============

WEIGHTED AVERAGE NUMBER OF
   COMMON SHARES OUTSTANDING                         32,832,061      29,719,129
                                                   ============    ============



          The accompanying notes are an integral part of these interim consolidated financial statements.

                            ROCHESTER RESOURCES LTD.
                  INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
                      FOR THE THREE MONTHS ENDED AUGUST 31
                      (UNAUDITED - PREPARED BY MANAGEMENT)



                                                       2008            2007
                                                         $               $
CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Net loss for the period                              (1,323,545)       (761,527)
Adjustment for items not involving cash
   Depletion and amortization                           279,010         237,407
   Accretion of reclamation obligation                    8,634          12,553
   Stock-based compensation                              79,067         506,785
   Interest expense                                       2,687           9,553
   Foreign exchange                                     119,670         (20,575)
   Future income tax recovery                           (38,031)              -
                                                   ------------    ------------
                                                       (872,508)        (15,804)
Decrease (increase) in amounts receivable               311,317        (409,345)
Decrease in prepaid expenses and deposits                62,914          12,713
Decrease (increase) in inventories                      170,665         (11,935)
Decrease (increase) in non-current portion of
   IVA tax receivable                                    71,200       (142,402)
Increase in accounts payable and
   accrued liabilities                                  705,942          77,631
                                                   ------------    ------------
                                                        449,530        (489,142)
                                                   ------------    ------------
FINANCING ACTIVITIES

Long-term debt                                          584,650               -
Payment on long-term debt                             (374,652)        (238,028)
Issuance of common shares                                     -         160,425
                                                   ------------    ------------
                                                        209,998         (77,603)
                                                   ------------    ------------
INVESTING ACTIVITIES

Additions to property, plant and equipment             (467,005)       (102,215)
Additions to mineral property interests              (1,030,854)       (635,456)
                                                   ------------    ------------
                                                     (1,497,859)       (737,671)
                                                   ------------    ------------
DECREASE IN CASH FOR THE PERIOD                        (838,331)     (1,304,416)

CASH - BEGINNING OF PERIOD                              948,093       1,680,753
                                                   ------------    ------------
CASH - END OF PERIOD                                    109,762         376,337
                                                   ============    ============

SUPPLEMENTAL CASH FLOW INFORMATION (Note 14)



          The accompanying notes are an integral part of these interim consolidated financial statements.

                            ROCHESTER RESOURCES LTD.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE THREE MONTHS ENDED AUGUST 31, 2008
                      (UNAUDITED - PREPARED BY MANAGEMENT)



1.       NATURE OF OPERATIONS AND GOING CONCERN

         Rochester Resources Ltd. (the "Company") is engaged in the exploration, development and operation of its Mina Real Mine and the exploration of its Santa Fe Property, all located in Mexico.

         The amounts shown as mineral property interests represent net costs to date, less amounts depleted and do not necessarily represent present or future values. The recoverability of these amounts and any additional amounts required to place these properties into commercial production are dependent upon certain factors. These factors include the existence of ore deposits sufficient for commercial production and the Company's ability to obtain the required additional financing necessary to develop its mineral property interests.

         During the three months ended August 31, 2008 the Company incurred a net loss of $1,323,545 and, as at August 31, 2008, the Company had an accumulated deficit of $8,832,109 and a working capital deficit of $1,096,519. The Company will require additional funding to maintain its ongoing exploration programs and property commitments, operations and administration, as well as meeting it debt obligations as they come due. The Company is continuing in its efforts to generate sufficient cash from its operations or raise funds to meet its ongoing liabilities as they fall due. However, there can be no assurance that the Company will be successful in its efforts, in which case the Company may be unable to meet its obligations. Should the Company be unable to realize on its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded on the balance sheet. These consolidated financial statements do not include any adjustments to the amount and classification of recorded assets and liabilities that night be necessary should the Company be unable to meet its obligations or continue operations.

         Subsequent to August 31, 2008 the Company completed an equity financing of $1,000,350 and received the remaining US $390,000 on account of a US $940,000 financing. See Notes 7(c) and 17.


2.       SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF PRESENTATION

         The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the interim consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The interim consolidated financial statements have, in management's opinion, been properly prepared using careful judgement with reasonable limits of materiality. These interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements. The significant accounting policies follow that of the most recently reported annual financial statements.

         NEW ACCOUNTING PRONOUNCEMENTS

         ASSESSING GOING CONCERN

         The Accounting Standards Board ("AcSB") amended CICA Handbook Section 1400, to include requirements for management to assess and disclose an entity's ability to continue as a going concern. This section applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. The adoption of this standard did not have an effect on the Company's disclosure in the financial statements for the three months ended August 31, 2008.

                            ROCHESTER RESOURCES LTD.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE THREE MONTHS ENDED AUGUST 31, 2008
                      (UNAUDITED - PREPARED BY MANAGEMENT)



2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         FINANCIAL INSTRUMENTS

         The AcSB issued CICA Handbook Section 3862, Financial Instruments - Disclosures, which requires entities to provide disclosures in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity's financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks. The principles in this section complement the principles for recognizing, measuring and presenting financial assets and financial liabilities in Section 3855, Financial Instruments - Recognition and Measurement, Section 3863, Financial Instruments - Presentation, and
         Section 3865, Hedges. This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.

         The AcSB issued CICA Handbook Section 3863, Financial Instruments - Presentation, which is to enhance financial statement users' understanding of the significance of financial instruments to an entity's financial position, performance and cash flows. This section establishes standards for presentation of financial instruments and nonfinancial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.

         The adoption of these standards did not have an effect on the Company's disclosure in the financial statements for the three months ended August 31, 2008.

         CAPITAL DISCLOSURES

         The AcSB issued CICA Handbook Section 1535, which establishes standards for disclosing information about an entity's capital and how it is managed. This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. Refer to Note 16.

         GOODWILL

         In February 2008, the AcSB issued CICA Handbook Section 3064, Goodwill and Intangible Assets, which replaces Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs.
         Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and the recognition, measurement and presentation of intangible assets. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. This section applies to annual and interim financial statements beginning on or after October 1, 2008.

         The Company is currently assessing the impact of the above new accounting standards on the Company's financial position and results of operations.

                            ROCHESTER RESOURCES LTD.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE THREE MONTHS ENDED AUGUST 31, 2008
                      (UNAUDITED - PREPARED BY MANAGEMENT)

2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")

         In 2006, the AcSB published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011, will require the restatement for comparative purposes of amounts reported by the Company for the year ended May 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.


3.       AMOUNTS RECEIVABLE
                                                    AUGUST 31,        MAY 31,
                                                       2008            2008
                                                         $               $

         Production receivable                          348,124         785,227
         IVA tax receivable                           1,448,809         940,235
         Other receivables                              305,920         180,134
                                                   ------------    ------------
                                                      2,102,853       1,905,596
                                                   ============    ============


4.       INVENTORIES

                                                    AUGUST 31,        MAY 31,
                                                       2008            2008
                                                         $               $

         Ore in process                                 221,157         344,714
         Mine stores, supplies and other                482,080         529,188
                                                   ------------    ------------
                                                        703,237         873,902
                                                   ============    ============

                            ROCHESTER RESOURCES LTD.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE THREE MONTHS ENDED AUGUST 31, 2008
                      (UNAUDITED - PREPARED BY MANAGEMENT)



5.       MINERAL PROPERTY INTERESTS

                                                    AUGUST 31,        MAY 31,
                                                       2008            2008
                                                         $               $
         Producing

         Mina Real Property
            Acquisition and other                    18,458,507      18,458,507
            Deferred exploration and
               development costs                      7,747,799       7,747,799
            Accumulated depletion                    (1,802,430)     (1,571,159)
                                                   ------------    ------------
                                                     24,403,876      24,635,147
                                                   ------------    ------------
         Non-Producing

         Mina Real Property
            Deferred exploration and
               development costs                      2,236,155       1,089,452
         Santa Fe Property
            Acquisition and other                       254,302         223,229
            Deferred exploration                        256,671         256,671
                                                   ------------    ------------
                                                      2,747,128       1,569,352
                                                   ------------    ------------
                                                     27,151,004      26,204,499
                                                   ============    ============

         (a)      Mina Real Property

                  In January 2006 the Company entered into an option agreement with ALB Holdings Ltd. ("ALB") to acquire up to a 51% interest in the Mina Real Property located in Tepic, Mexico. The Mina Real Property comprises of six concessions covering approximately 7,358 hectares. Under the agreement the Company made an option payment of US $110,000 and issued 250,000 common shares, at a fair value of $337,500. The Company could then earn its interests, as follows:

                  (i)      an initial  20%  interest  on funding  the initial US
                           $750,000;
                  (ii) a further 20% interest on funding a further US $750,000; and
                  (iii) a further 11% interest on payment of US $900,000, at the minimum rate of US $75,000 per month, commencing July 1, 2006, with each payment vesting at 0.9166% interest.

                  On October 20, 2006 the Company and ALB completed negotiations and ALB agreed to waive the requirement for any further payments and the Company was deemed to have fully earned its 51% interest in the Mina Real Property. On December 1, 2006 the Company acquired the remaining 49% interest in the Mina Real Property through the acquisition of ALB through the issuance of 10,500,000 common shares of the Company at a fair value of $10,500,000.

                            ROCHESTER RESOURCES LTD.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE THREE MONTHS ENDED AUGUST 31, 2008
                      (UNAUDITED - PREPARED BY MANAGEMENT)



5.       MINERAL PROPERTY INTERESTS (continued)

         (b)      Santa Fe Property

                  On March 12, 2007 the Company entered into an option agreement to acquire a 70% interest in the Santa Fe Property located in Tepic, Mexico near the Mina Real Property. The agreement comprises one concession covering approximately 3,823 hectares. Under the terms of the agreement, the Company has agreed to implement a program of exploration to determine if the Santa Fe Property can be economically exploited. In addition, if the exploration work is successful, the Company has agreed to provide the necessary capital to construct a processing plant capable of processing a minimum of 200 tonnes per day. The Company will pay a monthly fee of US $10,000 while it is conducting exploration and development on the Santa Fe Property.

                  The Company has also staked an additional two concessions covering approximately 13,164 hectares adjacent to the Santa Fe Property.


6.       PROPERTY, PLANT AND EQUIPMENT

                                                  AUGUST 31, 2008
                                   --------------------------------------------
                                                    ACCUMULATED      NET BOOK
                                       COST        AMORTIZATION        VALUE
                                         $               $               $

         Motor vehicles                 246,274          47,169         199,105
         Office equipment                41,672           4,944          36,728
         Mill and mine equipment      1,987,427         150,755       1,836,672
         Buildings                    1,364,511          21,833       1,342,678
         Land                         2,158,886               -       2,158,886
                                   ------------    ------------    ------------
                                      5,798,770         224,701       5,574,069
                                   ============    ============    ============

                                                   MAY 31, 2008
                                   --------------------------------------------
                                                    ACCUMULATED      NET BOOK
                                       COST        AMORTIZATION        VALUE
                                         $               $               $

         Motor vehicles                 246,272          33,797         212,475
         Office equipment                39,175           3,747          35,428
         Mill and mine equipment      1,985,038         121,881       1,863,157
         Buildings                      791,023          17,537         773,486
         Land                         2,133,653               -       2,133,653
                                   ------------    ------------    ------------
                                      5,195,161         176,962       5,018,199
                                   ============    ============    ============

                            ROCHESTER RESOURCES LTD.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE THREE MONTHS ENDED AUGUST 31, 2008
                      (UNAUDITED - PREPARED BY MANAGEMENT)



7.       LONG-TERM DEBT
                                                    AUGUST 31,        MAY 31,
                                                       2008            2008
                                                         $               $

         Amount due to Huajicari (a)                    372,050         571,665
         Amounts due on land and surface
            rights purchases (b)                      1,181,854       1,237,221
         Debenture financing (c)                        584,650               -
                                                   ------------    ------------
                                                      2,138,554       1,808,886
         Less:  Current portion                        (955,632)     (1,115,457)
                                                   ------------    ------------
                                                      1,182,922         693,429
                                                   ============    ============

         (a)      The US  $350,000  (May 31, 2008 - US  $575,000)  amount due to
                  Compania Minera Huajicari ("Huajicari") is unsecured and carries interest at a rate of 10% per annum, with repayment on a monthly basis of US $75,000 plus accrued interest. As at August 31, 2008 accrued interest of $2,687 was recorded and has been included in accounts payable and accrued liabilities.

         (b) The Company has acquired land and surface rights to enable access to the development of the Mina Real Property. The Company has agreed to make monthly principal payments of approximately $48,500 (pesos 470,801) plus interest, calculated at a simple rate of 7.2% per annum.

                  During the three months ended August 31, 2008 the Company capitalized interest totalling $23,253.

         (c) During August 2008 the Company announced that it had agreed to conduct a US$940,000 unsecured convertible debenture offering (the "Offering") with the directors of the Company. Under the terms of the Offering the convertible debentures are expected to bear interest at a rate of 12% per annum and mature on December 31, 2010. The convertible debentures will be convertible at the election of the holders into units, at a conversion price of $0.75 per unit, with each unit being comprised of one common share of the Company and one-half of one common share purchase warrant. Each whole warrant will entitle the holder to purchase one additional common share of the Company at an exercise price of $0.75 per share until December 31, 2010.

                  During the three months ended August 31, 2008 the Company received US $550,000 on account of the Offering. Subsequent to August 31, 2008 the Company received the remaining balance of US $390,000. The submission for regulatory approval to close this Offering is pending.

                  The Company has recorded interest expense at a rate of 12% per annum on the funds received. During the three months ended August 31, 2008 the Company recorded $6,772 interest expense, which has been included in accounts payable and accrued liabilities.

                            ROCHESTER RESOURCES LTD.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE THREE MONTHS ENDED AUGUST 31, 2008
                      (UNAUDITED - PREPARED BY MANAGEMENT)



8.       SHARE CAPITAL

         Authorized:  Unlimited common shares without par value


         Issued:                                          AUGUST 31, 2008                  MAY 31, 2008
                                                   ----------------------------    ----------------------------
                                                      SHARES          AMOUNT          SHARES          AMOUNT
                                                                         $                               $

         Balance, beginning of period                32,832,061      30,281,745      29,665,438      96,437,468
         Reduction of capital                                 -               -               -     (71,000,128)
                                                   ------------    ------------    ------------    ------------
                                                     32,832,061      30,281,745      29,665,438      25,437,340
                                                   ------------    ------------    ------------    ------------
         Issued during the period

         For cash
            Private placements                                -               -       2,000,000       4,000,000
            Exercise of warrants                              -               -         532,510         509,374
            Exercise of options                               -               -         383,000         346,040
         For corporate finance fee                            -               -         125,000         250,000
         For commission                                       -               -         126,113         252,226
         Reallocation from contributed surplus
            relating to the exercise of options               -               -               -         256,322
         Reallocation from contributed surplus
            relating to the exercise of agent's
               option and warrants                            -               -               -          33,035
                                                   ------------    ------------    ------------    ------------
                                                              -               -       3,166,623       5,646,997
         Less:  share issue costs                             -               -               -        (802,592)
                                                   ------------    ------------    ------------    ------------
                                                              -               -       3,166,623       4,844,405
                                                   ------------    ------------    ------------    ------------
         Balance, end of period                      32,832,061      30,281,745      32,832,061      30,281,745
                                                   ============    ============    ============    ============

         (a) On November 20, 2007 the shareholders of the Company passed a special resolution to reduce the Company's capital by $71,000,128, being an amount equal to the deficit of the Company at May 31, 2005. This deficit arose as a result of prior unsuccessful business activities previously carried out by the Company under the direction of its former management and board. The reduction of capital resulted in a corresponding elimination of $71,000,128 of the deficit.

         (b) A summary of the number of common shares reserved pursuant to the Company's outstanding warrants at August 31, 2008 and 2007 and the changes for the three months ending on those dates is as follows:

                                                          AUGUST 31, 2008                 AUGUST 31, 2007
                                                   ----------------------------    ----------------------------
                                                                     WEIGHTED                        WEIGHTED
                                                                      AVERAGE                         AVERAGE
                                                                     EXERCISE                        EXERCISE
                                                      NUMBER           PRICE          NUMBER           PRICE
                                                                         $                               $

                  Balance, beginning of period        3,004,254         2.21          2,363,458         1.90
                  Exercised                                   -          -             (137,300)        1.03
                                                   ------------                    ------------
                  Balance, end of period              3,004,254         2.21          2,226,158         1.96
                                                   ============                    ============

                            ROCHESTER RESOURCES LTD.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE THREE MONTHS ENDED AUGUST 31, 2008
                      (UNAUDITED - PREPARED BY MANAGEMENT)



8.       SHARE CAPITAL (continued)

                  The following table summarizes information about the number of common shares reserved pursuant to warrants outstanding at August 31, 2008:

                     EXERCISE
                      NUMBER                 PRICE             EXPIRY DATE
                                               $

                       700,000                2.75             November 17, 2008
                       499,949                1.40             December 11, 2008
                        74,999                2.25             February 2, 2009
                       520,000                2.25             February 12, 2009
                     1,000,000                2.25             April 25, 2009
                       209,306                2.00             April 25, 2009
                  ------------
                     3,004,254
                  ============

         (c) See also Note 17.


9.       STOCK OPTIONS AND STOCK-BASED COMPENSATION

         The Company has established a rolling stock option plan (the "Plan"), in which the maximum number of common shares which can be reserved for issuance under the Plan is 10% of the issued and outstanding shares of the Company. The exercise price of the options is set at the Company's closing share price on the day before the grant date, less allowable discounts in accordance with the policies of the TSX Venture Exchange. The options have a maximum term of five years.

         During the three months ended August 31, 2008, the Company granted 200,000 (2007 - 424,000) stock options to the Company's directors, employees and consultants and recorded compensation expense of $62,000 (2007 - $462,160) on these stock options and $17,067 (2007 - $44,625)
         on stock options which vested.

         The fair value of stock options granted is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for the grants made during the three months ended August 31, 2008 and 2007:
                                       AUGUST 31, 2008         AUGUST 31, 2007

         Risk-free interest rate        2.89% - 3.31%           4.51% - 4.71%
         Estimated volatility             78% - 79%                  99%
         Expected life               2 years - 2.3 years     2.3 years - 3 years
         Expected dividend yield              0%                     0%

         The weighted average fair value of stock options granted during the three months ended August 31, 2008 was $0.31 (2007 - $1.09) per share .

         Option-pricing models require the use of estimates and assumptions including the expected volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measure of the fair value of the Company's stock options.

                            ROCHESTER RESOURCES LTD.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE THREE MONTHS ENDED AUGUST 31, 2008
                      (UNAUDITED - PREPARED BY MANAGEMENT)



9.       STOCK OPTIONS AND STOCK-BASED COMPENSATION (continued)


         A summary of the Company's outstanding stock options at August 31, 2008 and 2007 and the changes for the three months ending on those dates is as follows:

                                                          AUGUST 31, 2008                 AUGUST 31, 2007
                                                   ----------------------------    ----------------------------
                                                                     WEIGHTED                        WEIGHTED
                                                                      AVERAGE                         AVERAGE
                                                      OPTIONS        EXERCISE         OPTIONS        EXERCISE
                                                    OUTSTANDING        PRICE        OUTSTANDING        PRICE
                                                                         $                               $

         Balance, beginning of period                 2,953,000         1.69          2,582,000         1.57
         Granted                                        200,000         0.50            524,000         1.65
         Exercised                                            -          -              (30,000)        0.62
         Cancelled/Expired                                    -          -             (330,000)        1.77
                                                   ------------                    ------------
         Balance, end of period                       3,153,000         1.68          2,746,000         1.57
                                                   ============                    ============

         The following table summarizes information about the stock options outstanding and exercisable at August 31, 2008:

            NUMBER            NUMBER        EXERCISE
          OUTSTANDING      EXERCISABLE       PRICE             EXPIRY DATE
                                               $

               22,500           22,500         0.62            January 17, 2009
              150,000          150,000         1.40            November 24, 2009
            1,479,000        1,479,000         1.85            January 8, 2010
               50,000           33,333         2.15            February 14, 2010
              100,000           33,333         1.65            June 8, 2010
              274,000          274,000         1.65            June 12, 2010
              200,000          200,000         0.50            August 26, 2010
              500,000          341,250         2.12            October 26, 2010
               80,000           80,000         2.30            November 16, 2010
              297,500          297,500         0.90            September 5, 2011
         ------------     ------------
            3,153,000        2,910,916
         ============     ============


10.      CONTRIBUTED SURPLUS

         The Company's contributed surplus as August 31, 2008 and 2007 and the changes for the three months ending on those dates is presented below:

                                                    AUGUST 31,      AUGUST 31,
                                                       2008            2007
                                                         $               $

         Balance, beginning of period                 4,207,560       2,891,157
         Stock-based compensation on stock
            options (Note 9)                             79,067         506,785
         Stock options exercised                              -         (15,000)
                                                   ------------    ------------
         Balance, end of period                       4,286,627       3,382,942
                                                   ============    ============

                            ROCHESTER RESOURCES LTD.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE THREE MONTHS ENDED AUGUST 31, 2008
                      (UNAUDITED - PREPARED BY MANAGEMENT)



11.      RELATED PARTY TRANSACTIONS

         (a) During the three months ended August 31, 2008 and 2007 the Company was charged for various services provided by companies controlled by current and former directors and officers of the Company, as follows:
                                                    AUGUST 31,      AUGUST 31,
                                                       2008            2007
                                                         $               $

                  Accounting and administration          27,220          17,370
                  Professional fees                      27,063          44,144
                                                   ------------    ------------
                                                         54,283          61,514
                                                   ============    ============

                  These fees have been either expensed to operations or capitalized to mineral property interest based on the nature of the expenditures. As at August 31, 2008, accounts payable and accrued liabilities include $36,191 (2007 - $24,659) due to these related parties. These transactions were measured at the exchanged amount which was the amount of consideration established and agreed to by the related parties.

         (b)      See also Note 7(c).


12.      SEGMENTED INFORMATION

         The  Company  operates  in  one  industry  segment,   the  acquisition,
         exploration and development of mineral interests. The Company's mineral operations are located in Mexico and its corporate assets are located in Canada.
                                                  AUGUST 31, 2008
                                   --------------------------------------------
                                   IDENTIFIABLE                         NET
                                      ASSETS         REVENUES          LOSS
                                         $               $               $

         Mineral operations (Mexico) 35,672,982       1,708,317      (1,037,041)
         Corporate (Canada)             103,381          13,223        (286,504)
                                   ------------    ------------    ------------
                                     35,776,363       1,721,540      (1,323,545)
                                   ============    ============    ============

                                                   MAY 31, 2008
                                   --------------------------------------------
                                   IDENTIFIABLE                         NET
                                      ASSETS         REVENUES          LOSS
                                         $               $               $

         Mineral operations (Mexico) 34,760,993       9,353,785        (389,827)
         Corporate (Canada)             967,422          38,329      (2,703,421)
                                   ------------    ------------    ------------
                                     35,728,415       9,392,114      (3,093,248)
                                   ============    ============    ============

                            ROCHESTER RESOURCES LTD.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE THREE MONTHS ENDED AUGUST 31, 2008
                      (UNAUDITED - PREPARED BY MANAGEMENT)



13.      FAIR VALUE OF FINANCIAL INSTRUMENTS

         The fair values of financial instruments at August 31, 2008 were estimated based on relevant market information and the nature and terms of financial instruments. Management is not aware of any factors which would significantly affect the estimated fair market amounts, however, such amounts have not been comprehensively revalued for purposes of these financial statements. Disclosure subsequent to the balance sheet dates and estimates of fair value at dates subsequent to August 31, 2008 may differ significantly from that presented.

         Fair value approximates the amounts reflected in the financial statements for cash, amounts receivable and accounts payable and accrued liabilities due to their relative short periods to maturity. In addition, the fair value of long-term debt is approximated by their carrying amount as the debt bears a fair market rate of interest.

         The Company may be subject to currency risk due to the fluctuations of exchange rates between the Canadian dollar and other foreign currencies. However, the Company is not subject to significant interest and credit risks arising from these instruments.


14.      SUPPLEMENTAL CASH FLOW INFORMATION

         Non-cash activities were conducted by the Company during the three months ended August 31, 2008 and 2007 as follows:

                                                    AUGUST 31,      AUGUST 31,
                                                       2008            2007
                                                         $               $

         Financing activities

         Issuance of common shares non-cash
            consideration                                     -          15,000
         Contributed surplus                                  -         (15,000)
                                                   ------------    ------------
                                                              -               -
                                                   ============    ============

         Investing activities

         Additions to property, plant and equipment    (136,604)              -
         Additions to mineral property interests       (341,382)       (345,623)
                                                   ------------    ------------
                                                       (477,986)       (345,623)
                                                   ============    ============
         Operating activity

         Increase in accounts payable and
            accrued liabilities                         477,986         345,623
                                                   ============    ============

         Other supplemental cash flow information:
                                                    AUGUST 31,      AUGUST 31,
                                                       2008            2007
                                                         $               $

         Interest paid in cash                           12,828          37,031
                                                   ============    ============

         Income taxes paid in cash                            -               -
                                                   ============    ============

                            ROCHESTER RESOURCES LTD.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE THREE MONTHS ENDED AUGUST 31, 2008
                      (UNAUDITED - PREPARED BY MANAGEMENT)



15.      ASSET RETIREMENT OBLIGATION

                                                    AUGUST 31,      AUGUST 31,
                                                       2008            2007
                                                         $               $

         Balance, beginning of period                   640,006         590,894
         Accretion                                        8,634          12,553
                                                   ------------    ------------
         Balance, end of period                         648,640         603,447
                                                   ============    ============

         The total undiscounted amount of estimated cash flows required to settle the Company's estimated obligation is $750,000 which has been discounted using a credit adjusted risk free rate of 8.5% and inflation rate of 4%. The reclamation obligation relates to the Mina Real Property. The present value of the reclamation liability may be subject to change based on management's current estimates, changes in remediation technology or changes to the applicable laws and regulations. Such changes will be recorded in the accounts of the Company as they occur.


16.      MANAGEMENT OF CAPITAL

         The Company manages its cash, common shares, stock options and warrants as capital. The Company's objectives when managing capital are to safeguard its ability to continue as a going concern, pursue the development of mineral resource interests and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

         The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents.

         In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.

         The Company does not expect its current capital resources will be sufficient to meet all of its future exploration plans, operating requirements and debt retirement obligations and is dependant upon future equity or debt transactions to meet these obligations.


17.      SUBSEQUENT EVENTS

         During September 2008 the Company completed a brokered private placement totalling 2,223,000 units, at a purchase price of $0.45 per unit, for gross proceeds of $1,000,350. Each unit comprised one common share of the Company and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share of the Company at an exercise price of $0.75 per share for a period of two years. The Company also paid the agent a commission of $80,028 and issued 177,840 agent's warrants (the Agent's Warrants"). Each Agent's Warrant is exercisable at an exercise price of $0.45 per share for a period of two years.

         See also Note 7(c).

                            ROCHESTER RESOURCES LTD.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                   FOR THE THREE MONTHS ENDED AUGUST 31, 2008


The following Management's Discussion and Analysis ("MD&A") of Rochester Resources Ltd. ("Rochester" or the "Company") is prepared as at October 27, 2008 and should be read in conjunction with the Company's unaudited interim consolidated financial statements and accompanying notes for the three months ended August 31, 2008 which are available along with further information on the Company including any news releases and historical reports referred to in this MD&A on the SEDAR website at www.sedar.com. Those financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Except as otherwise disclosed, all dollar figures included therein and in the following management discussion and analysis ("MD&A") are quoted in Canadian dollars.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This MD&A contains certain forward looking statements that involve risks and uncertainties such as statements of the Company's plans, objectives, strategies, expectations, and intentions. The words "may", "would", "could", "will", "intend", "plan", "believe", "estimate", "expect" and similar expressions, as they relate to the Company, or its management, are intended to identify such forward looking statements. Many factors could cause the Company's actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward looking statements, including those factors discussed below and in filings made with the Canadian securities regulatory authorities. Should one or more of these risk factors or uncertainties materialize, or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. The Company does not intend, and does not assume any obligation to update these forward looking statements.

COMPANY OVERVIEW

The Company is a junior gold/silver producer engaged in the production and the continued exploration and development of its Mina Real and Santa Fe Properties located in the State of Nayarit, Mexico. Nayarit is located in the Sierra Madre Occidental range, the most productive epithermal precious metal region in the world, which hosts the majority of Mexico's gold and silver deposits. The Company substantially completed the construction of a cyanidation processing plant at the end of December 2006. Initial milling operations commenced in January 2007 with the commissioning process being completed by May 31, 2007. The Company has, in a very compressed time frame, acquired, developed and brought into production a gold property in Mexico.

The Company is a reporting issuer in British Columbia, Alberta and Saskatchewan. The Company trades on the TSX Venture Exchange ("TSXV") under the symbol "RCT", the Frankfurt Stock Exchange Open Market under the trading Symbol "R5I" and on the Over the Counter Bulletin ("OTCBB") under the symbol "RCTFF". The Company is also registered with the U.S. Securities and Exchange Commission ("SEC") as a foreign private issuer under the Securities Act of 1934.

PROPERTY UPDATE

OVERVIEW

The Company holds a 100% interest in the Mina Real Property, a gold silver property comprising 7,358 hectares located in the state of Nayarit, Mexico, east of the capital city of Tepic. The Mina Real Property is held through the Company's wholly-owned subsidiary, Mina Real Mexico SA de CV ("Mina Real Mexico").

The Company also has an option agreement to acquire a 70% interest in the Santa Fe gold/silver property located immediately east of the Mina Real Property. The Santa Fe Property comprises one concession covering approximately 3,823 hectares. Compania Minera Santa Fe SA de CV was established to hold the Santa Fe concession and the Company holds a 70% interest in this entity. In addition the Company added to its land position by staking an additional 13,164 hectares adjacent to the Santa Fe concession.

OPERATIONS

A summary of operating statistics for the quarters ended August 31, 2008 and May 31, 2008 are as follows:


--------------------------------------------------------------------------------------------------------------------
                                                       FIRST QUARTER ENDED              FOURTH QUARTER ENDED
    RESULTS                                               AUGUST 31, 2008                    MAY 31, 2008
--------------------------------------------------------------------------------------------------------------------

Tonnes Processed                                          12,990 tonnes                     15,456 tonnes
--------------------------------------------------------------------------------------------------------------------
Gold Grade                                              4.85 grams/tonne                  5.12 grams/tonne
--------------------------------------------------------------------------------------------------------------------
Silver Grade                                           114.23 grams/tonne                135.07 grams/tonne
--------------------------------------------------------------------------------------------------------------------
Recovery Gold (%)                                              91%                               93%
--------------------------------------------------------------------------------------------------------------------
Recovery Silver (%)                                            44%                               39%
--------------------------------------------------------------------------------------------------------------------
Gold Produced                                             1,844 ounces                      2,354 ounces
--------------------------------------------------------------------------------------------------------------------
Payable Gold                                              1,816 ounces                      2,319 ounces
--------------------------------------------------------------------------------------------------------------------
Silver Produced                                           20,991 ounces                     26,325 ounces
--------------------------------------------------------------------------------------------------------------------
Payable Silver                                            20,361 ounces                     25,535 ounces
--------------------------------------------------------------------------------------------------------------------
Gold Equivalent Produced                                   2,230 ounces                      2,870 ounces
--------------------------------------------------------------------------------------------------------------------
Developed Metres                                          1,581 metres                       846 metres
--------------------------------------------------------------------------------------------------------------------
Samples Taken                                             5,859 samples                     4,730 samples
--------------------------------------------------------------------------------------------------------------------
Diamond Drilling Metres                                    334 metres                       1,891 metres
--------------------------------------------------------------------------------------------------------------------
Access Road Kilometres                                   1.2 kilometres                     4 kilometres
--------------------------------------------------------------------------------------------------------------------
Cost of Production Per Tonne                            CDN $169.27/tonne                 CDN $170.95/tonne
--------------------------------------------------------------------------------------------------------------------
Operating Costs per Equivalent Ounce Gold               CDN $986.04/ounce                 CDN $920.67/ounce
--------------------------------------------------------------------------------------------------------------------

Our work to date has shown us the Mina Real property is a property of substantial merit and has the potential for long term production. The principal challenge for the Company is to convert this potential to resources and reserves.

We have identified 37 veins in the area and all have geological potential however to date we have only developed 10 or 12 of these veins If we take into consideration the potential identified already within the area subjected to exploration that represents only 40% of the total land owned by the Company, it is reasonable to assume that considerable undiscovered potential remains for additional gold and silver deposits given that the area yet to be explored has a geological environment very similar to the one we are currently exploring and developing.

The cyanidation plant and the knowledge gained from processing material from the different mineralized zones has provided us with knowledge to consider different alternatives as to production processes. The production problems we are experiencing are not related to mill operations. In all aspects the mill is achieving all performance parameters.

While the outlook remains positive, the delays encountered have put a strain on current operations and cash flow. We require improvements to the maintenance program for the mine production equipment to increase availability. We are also looking to more quickly develop access to new production areas and finish building the new tailings dam and filtration system.

The operating statistics for this quarter indicate that operations cannot continue if these results continue. Management has developed a plan to deal with these issues and return to a positive cash flow. In order to guarantee the success of this plan the Company requires additional capital funding and improved cash flow from production. At this time the two sources of financing, the capital markets and operations are experiencing complications. It is very difficult given the current capital markets to complete financings and secondly, it will take the Company time to stabilize its operations which have been delayed even more with the effects of the rainy season. The Company has worked with its creditors from operations and they are co-operating with the Company providing the Company with time to work on refinancing. To fully fund the work plan which has been developed the Company requires additional financing and discussions are ongoing. In the event that no form of financing is forthcoming then operations will have to be suspended.

MINING OPERATIONS

During the quarter ended August 31, 2008 production continued mainly from the Florida I area. The production target for the first quarter was 18,308 tonnes with grades of 5.96 grams/tonne gold and 131.2 grams/tonne silver. The problem of maintaining sufficient working faces continues. The Company has a development program underway which, if successfully implemented, will be reflected in the last quarter of calendar 2008. The key to successful implementation is having the necessary working capital to implement the work programs.

The Florida IV and Veta Nueva areas continue to be developed, though the pace of development has slowed significantly.

The development program efforts during this quarter included preparing Tajos Cuates as the next source of feed. It is anticipated that by late October production can commence from Tajos Cuates. The material at Tajos Cuates has exhibited much higher silver grade and with the Falcon in operation silver recovery is expected to increase significantly.

MILL OPERATIONS

During the quarter ended August 31, 2008 mill operations were negatively impacted by the onset of the rainy season. Crushing of wet material is more difficult and ongoing interruptions result in higher consumption of reagents, thereby increasing the production cost.

The Company has several capital projects under way which impact mill operations. The first is construction of a new tailings confinement facility, then expansion of mill capacity to 300 tonnes per day and finally installation of a Falcon gravimetric concentrator.

Subsequent to quarter end the Falcon system was installed and began operations. It is anticipated that the Falcon system will have a positive effect on silver recovery commencing by the end of the second quarter.

Substantially all of the equipment necessary to increase production to 300 tonnes per day is on site. At this time completion of this capital project is on hold while efforts to improve mine production continue. The time required to complete the remaining work on the mill capacity expansion is expected to be less than one month.

The Company's current tailing confinement dam is approaching full capacity and work has been ongoing on a new tailings system. Under the current regulatory regime, tailings confinement is moving towards storage of dry tailings. During this quarter, the land was levelled for the new confinement area for dry tailings. Structural and roofing engineering for the drying area was completed and remaining materials and equipments were acquired and are on site. This project will be in operation in November if resources are available.

UPDATE ON PROPERTY EXPLORATION

The Company operates in Mexico through two subsidiaries, Mina Real Mexico, which holds the Mina Real Property and Compania Minera Santa Fe, which holds the Santa Fe property.

MINA REAL MEXICO

Mina Real Mexico is producing, developing and exploring the Mina Real Property. The Mina Real Property contains a number of significant gold-silver occurrences:

FLORIDA AREA: The Company has identified 16 veins, three developed (Florida I, II and III), two currently under exploration and development (Florida IV and Veta Nueva). The Company is developing drifts and adits at three different levels at Florida IV and Veta Nueva. The Company is focussing its efforts in these areas.

MACEDO AREA: This zone is located to the SE of Florida and from the work done to date this area is thought to be the continuation of the vein system of the Florida area.

TAJOS CUATES AREA: The main vein system at Tajos Cuates is extensive and has been traced for over 1.6 km at surface, with additional parallel and cross veins identified and currently under exploration. The Company staked further ground to the NE to protect the zone.

OTHER AREAS: The three areas mentioned above are where the Company is focussing its current activities. These areas cover approximately 40% of the Company's total land holdings. The Company has yet to undertake any work on the remaining 60% of the property, which has a similar geological setting.

Subsequent to quarter end an updated 43-101 report was prepared by Victor Jaramillo P.Geo. on the Mina Real Property and is filed on SEDAR.

COMPANIA MINERA SANTA FE

SANTA FE: The Company holds a 70% interest in this property and has agreed to fund a development program on the property. There are no annual work commitments however a monthly property payment of US $10,000 per month is payable. The Santa Fe Property covers 3,823 hectares and is located near the Mina Real Mine. At Santa Fe there exist a number of low sulphidation epithermal veins carrying gold and silver values in a geological environment very similar to the one currently being developed in the Mina Real area.

The Santa Fe Property is seen as having significant geological potential. To date, 17 veins have been located on the 50% of the property which has been prospected and mapped.

The Santa Fe area is seen as a potential source of future production. At this time management's objective is to defer the exploration and development at Santa Fe until development and cash flow from Mina Real provides internal cash flow to fund costs.

The Company is proceeding with a 43-101 report on the Santa Fe Property.

SELECTED FINANCIAL DATA

The following selected financial information is derived from the unaudited interim consolidated financial statements of the Company prepared in accordance with Canadian GAAP.

                            ----------   -------------------------------------------------   ------------------------------------
                            FISCAL 2009                     FISCAL 2008                                   FISCAL 2007
                            ----------   -------------------------------------------------   ------------------------------------
THREE MONTH PERIODS ENDING   AUG 31/08    MAY 31/08    FEB 28/08    NOV 30/07    AUG 31/07    MAY 31/07    FEB 28/07    NOV 30/06
                                 $            $            $            $            $            $            $            $
                            ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------

OPERATIONS:

Revenues                     1,708,317    2,091,771    2,507,487    2,987,744    1,766,783          Nil          Nil          Nil
Cost of operations          (2,198,874)  (2,642,333)  (2,084,709)  (1,920,735)  (1,315,838)         Nil          Nil          Nil
Depletion and amortization    (279,010)    (622,410)    (248,301)    (261,933)    (237,407)         Nil          Nil          Nil
Expenses                      (536,695)    (616,150)    (533,379)  (1,329,371)    (948,083)    (732,976)  (2,039,218)    (640,911)
Other items                    (55,314)      (4,437)      93,210       50,585      (26,982)     142,406     (263,722)      (3,134)
Future income tax recovery      38,031      201,240          Nil          Nil          Nil          Nil          Nil          Nil
Net loss                    (1,323,545)  (1,592,319)    (265,692)    (473,710)    (761,527)    (590,570)  (2,302,940)    (644,045)
Basic and diluted loss
   per share                     (0.04)       (0.05)       (0.01)       (0.02)       (0.03)       (0.04)       (0.09)       (0.05)
Dividends per share                Nil          Nil          Nil          Nil          Nil          Nil          Nil          Nil


BALANCE SHEET:

Working capital (deficit)   (1,096,519)     610,464    2,215,461    4,558,148      684,866      768,740    1,227,597    1,898,776
Total assets                35,776,363   35,728,415   35,555,850   34,657,344   30,539,200   30,770,564   23,019,599    7,765,911
Total long-term liabilities  1,182,922      693,429          Nil      125,100      368,740      615,193      936,000          Nil
Asset retirement obligation    648,640      640,006      627,387      615,217      603,447      590,894          Nil          Nil
Future income
   tax liabilities           4,060,729    4,098,760    4,300,000    4,300,000    4,300,000    4,300,000          Nil          Nil
                            ----------   -------------------------------------------------   ------------------------------------

RESULTS OF OPERATIONS

During the three months ended August 31, 2008 (the "2008 period") the Company reported a net loss of $1,323,545, compared to a net loss of $761,527 for the three months ended August 31, 2007 (the "2007 period"), an increase in loss of $562,018.

The Company recognized net revenue during the 2008 period of $1,708,317 generated on the sale of 2,218 ounces of gold equivalent, for an average of $770.21 net revenue per ounce (net of royalty and treatment charges).

                       --------------------  --------------------  --------------------  --------------------  --------------------
THREE MONTHS ENDING       AUGUST 31, 2008        MAY 31, 2008        FEBRUARY 29, 2008     NOVEMBER 30, 2007      AUGUST 31, 2007
                       --------------------  --------------------  --------------------  --------------------  --------------------

Ounces of gold
   equivalent                2,218 oz              2,416 oz              3,293 oz              3,744 oz              2,656 oz
                       --------------------  --------------------  --------------------  --------------------  --------------------
                                      PER                   PER                   PER                   PER                   PER
                          TOTAL      OUNCE      TOTAL      OUNCE      TOTAL      OUNCE      TOTAL      OUNCE      TOTAL      OUNCE
                            $          $          $          $          $          $          $          $          $          $

Net revenue             1,708,317    770.21   2,091,771    865.80   2,507,487    761.46   2,987,744    798.01   1,766,783    665.20
                       --------------------  --------------------  --------------------  --------------------  --------------------
Cost of operations      2,198,874    991.38   2,642,333  1,093.68   2,084,709    633.07   1,920,735    513.02   1,315,838    495.42
                       --------------------  --------------------  --------------------  --------------------  --------------------
Depletion
  and amortization        279,010    125.79     622,410    257.62     248,301     75.40     261,933     69.96     237,407     89.39
                       --------------------  --------------------  --------------------  --------------------  --------------------
Operating profit(loss)   (769,567)  (346.96) (1,172,972)  (485.50)    174,477     52.99     805,076    215.03     213,538     80.39
                       --------------------  --------------------  --------------------  --------------------  --------------------

All production from the mill is shipped and sold to MetMex Penoles SA de CV ("Penoles"), a major Mexican mining and processing company, at their smelter in Torreon, located approximately 1,000 kilometres from the mill. Pursuant to the Company's sales contract with Penoles, the Company is paid for 98.5% of the gold shipped and 97% of the silver shipped. The price paid by Penoles is based on the average of the closing London final for the month production is shipped. The Company initiated negotiations with an alternate buyer in order to obtain more favourable terms. An alternate buyer has been identified and terms have been settled but in order to implement the Company must finalize a transition arrangement with Penoles.

The cost of operations for the three months ending August 31, 2008 and 2007 comprise the following:
                                                       2008            2007
                                                         $               $

Mine costs                                              917,111         749,998
Mill costs                                              713,789         538,195
Service department costs                                567,974          27,645
                                                   ------------    ------------
                                                      2,198,874       1,315,838
                                                   ============    ============

The service department costs include activities which provide services to both mine and mill departments.

General and administrative expenses for the three months ending August 31, 2008 and 2007 are as follows:

                                                       2008            2007
                                                         $               $

Accounting and administrative                            27,220          17,370
Consulting                                               67,211          51,313
Corporate development                                    56,201          30,030
Insurance                                                 5,250           7,756
Investor relations                                       30,000          18,000
Legal                                                     1,328           1,180
Office                                                   40,121          72,428
Regulatory fees                                           2,675           2,150
Salaries and benefits                                   144,986         154,183
Shareholder costs                                         3,140           4,605
Transfer agent fees                                       1,971           2,853
Travel                                                   50,757          32,331
                                                   ------------    ------------
                                                        430,860         394,199
                                                   ============    ============

General and administrative expenses of $430,860 were reported the 2008 period, an increase of $36,661, from $394,199 in the 2007 period. Specific expenses of note during the 2008 period as compared to the 2007 period are as follows:

    - accounting and administrative fees of $27,220 (2007 - $17,370) charged by Chase Management Ltd. ("Chase") a private corporation owned by Mr. Nick DeMare, a director of the Company;

    - consulting fees totalling $67,211 (2007 - $51,313) were paid, of which $27,063 (2007 - $44,144) were paid mainly to current and former directors and officers;
    - corporate development expenses of $56,201 (2007 - $30,030) for ongoing market awareness and promotional campaigns in Canada and Europe;
    - $30,000 (2007 - $18,000) was paid to Empire Communications inc. ("Empire") to provide investor relations services;
    - travel expenses of $50,757 (2007 - $32,331) for ongoing mine site visits to Mexico;
    - incurred $5,250 (2007 - $7,756) for director and officers' liability insurance for fiscal 2009;
    - office expenses of $40,121 (2007 - $72,428) were incurred, of which $35,557 (2007 - $66,049) was for costs associated with the mining office in Mexico; and
    -    during the 2008 period salaries and benefits  expense of $144,986 (2007
         - $154,183) was paid mainly for the administrative staff in Mexico.

Interest income is generated from cash held with the Company's financial institution. During the 2008 period, the Company reported interest and other income of $13,223 as compared to $4,168 during the 2007 period.

During the 2008 period the Company recorded a total of $1,177,776 (2007 - $635,456) for additions to mineral property interests, of which $31,073 (2007 - $109,282) was attributed to acquisition and deferred exploration activities on the Santa Fe Property and $1,146,703 (2007 - $526,174) for deferred exploration and development activities on the Mina Real Project. Exploration, development and pre-production activities conducted in the 2008 period are described in "Exploration Projects" in this MD&A.

During the 2008 period, the Company recorded a total of $603,609 for additions to property, plant and equipment of which $25,233 was for the purchase of land and $578,376 was for the purchase of plant and equipment, primarily mill and mining equipment for the expansion.

FINANCIAL CONDITION / CAPITAL RESOURCES

During the three months ended August 31, 2008 the Company incurred a net loss of $1,323,545 and, as at August 31, 2008, the Company had an accumulated deficit of $8,832,109 and a working capital deficit of $1,096,519. The Company will require additional funding to maintain its ongoing exploration programs and property commitments, operations and administration, as well as meeting it debt obligations as they come due. The Company is continuing in its efforts to generate sufficient cash from its operations or raise funds to meet its ongoing liabilities as they fall due. The current global financial crisis and impending recession will have a significant impact on the price received by the Company for its gold and silver production and its ability to raise future equity capital. If available, it is expected that future equity capital issues will result in significant dilution to the Company's shareholders. There can be no assurance that the Company will be successful in its efforts, in which case the Company may be unable to meet its obligations. Should the Company be unable to realize on its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded on the balance sheet. These consolidated financial statements do not include any adjustments to the amount and classification of recorded assets and liabilities that night be necessary should the Company be unable to meet its obligations or continue operations.

Subsequent to August 31, 2008 the Company completed an equity financing of $1,000,350 and received the remaining US $390,000 on account of a US $940,000 financing. These financings did not fully address the Company's additional funding requirements.

CONTRACTUAL OBLIGATIONS

The following table summarizes the Company's contractual obligations as of August 31, 2008


                                                      PAYMENTS DUE BY PERIOD
                                   ------------------------------------------------------------
                                     LESS THAN                     GREATER THAN
                                      1 YEAR       1 TO 2 YEARS       2 YEARS          TOTAL
                                         $               $               $               $
                                   ------------    ------------    ------------    ------------

Contractual Obligations
   Long-term debt                       955,632         363,173         819,749       2,138,554
                                   ============    ============    ============    ============

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

PROPOSED TRANSACTIONS

The Company has no proposed transactions.

CRITICAL ACCOUNTING ESTIMATES

A detailed summary of all the Company's significant accounting policies is included in Note 2 to the May 31, 2008 audited consolidated financial statements.

CHANGES IN ACCOUNTING POLICIES

NEW ACCOUNTING PRONOUNCEMENTS

ASSESSING GOING CONCERN

The Accounting Standards Board ("AcSB") amended CICA Handbook Section 1400, to include requirements for management to assess and disclose an entity's ability to continue as a going concern. This section applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. The adoption of this standard did not have an effect on the Company's disclosure in the financial statements for the three months ended August 31, 2008.

FINANCIAL INSTRUMENTS

The AcSB issued CICA Handbook Section 3862, Financial Instruments - Disclosures, which requires entities to provide disclosures in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity's financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks. The principles in this section complement the principles for recognizing, measuring and presenting financial assets and financial liabilities in Section 3855, Financial Instruments - Recognition and Measurement, Section 3863, Financial Instruments - Presentation, and Section 3865, Hedges. This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.

The AcSB issued CICA Handbook Section 3863, Financial Instruments - Presentation, which is to enhance financial statement users' understanding of the significance of financial instruments to an entity's financial position, performance and cash flows. This section establishes standards for presentation of financial instruments and nonfinancial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.

The adoption of these standards did not have an effect on the Company's disclosure in the financial statements for the three months ended August 31, 2008.

CAPITAL DISCLOSURES

The AcSB issued CICA Handbook Section 1535, which establishes standards for disclosing information about an entity's capital and how it is managed. This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.

GOODWILL

In February 2008, the AcSB issued CICA Handbook Section 3064, Goodwill and Intangible Assets, which replaces Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and the recognition, measurement and presentation of intangible assets. Standards concerning goodwill are unchanged from the standards included in the previous
Section 3062. This section applies to annual and interim financial statements beginning on or after October 1, 2008.

The Company is currently assessing the impact of the above new accounting standards on the Company's financial position and results of operations.

INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")

In 2006, the AcSB published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011, will require the restatement for comparative purposes of amounts reported by the Company for the year ended May 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

TRANSACTIONS WITH RELATED PARTIES

(a) During the three months ended August 31, 2008 and 2007 the Company was charged for various services provided by companies controlled by current and former directors and officers of the Company, as follows:

                                                    AUGUST 31,       AUGUST 31,
                                                       2008            2007
                                                         $               $

         Accounting and administration                   27,220          17,370
         Professional fees                               27,063          44,144
                                                   ------------    ------------
                                                         54,283          61,514
                                                   ============    ============

         These fees have been either expensed to operations or capitalized to mineral property interest based on the nature of the expenditures. As at August 31, 2008, accounts payable and accrued liabilities include $36,191 (2007 - $24,659) due to these related parties. These transactions were measured at the exchanged amount which was the amount of consideration established and agreed to by the related parties.

(b) During August 2008 the Company announced that it had agreed to conduct a US$940,000 unsecured convertible debenture offering (the "Offering") with the directors of the Company. Under the terms of the Offering the convertible debentures are expected to bear interest at a rate of 12% per annum and mature on December 31, 2010. The convertible debentures will be convertible at the election of the holders into units, at a conversion price of $0.75 per unit, with each unit being comprised of one common share of the Company and one-half of one common share purchase warrant. Each whole warrant will entitle the holder to purchase one additional common share of the Company at an exercise price of $0.75 per share until December 31, 2010.

         During the three months ended August 31, 2008 the Company received US $550,000 on account of the Offering. Subsequent to August 31, 2008 the Company received the remaining balance of US $390,000. Submission for regulatory approvals to close on the Offering has not been made. In light of the recent conditions in the financial markets and the impact on the price of the Company's common shares, the Company is reassessing the terms of the convertible debentures.

         The Company has recorded interest expense at a rate of 12% per annum on the funds received. During the three months ended August 31, 2008 the Company recorded $6,772 interest expense, which has been included in accounts payable and accrued liabilities.

RISKS AND UNCERTAINTIES

The Company competes with other mining companies, some of which have greater financial resources and technical facilities, for the acquisition of mineral concessions, claims and other interests, as well as for the recruitment and retention of qualified employees.

The Company is in compliance in all material regulations applicable to its exploration activities. Existing and possible future environmental legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted. Before production can commence on any properties, the Company must obtain regulatory and environmental approvals. There is no assurance that such approvals can be obtained on a timely basis or at all. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations.

The Company's activities are conducted in Mexico. Consequently, the Company is subject to certain risks, including currency fluctuations and possible political or economic instability which may result in the impairment or loss of mining title or other mineral rights, and mineral exploration and mining activities may be affected in varying degrees by political stability and governmental regulations relating to the mining industry.

INVESTOR RELATIONS ACTIVITIES

The Company has an arrangement with Empire to provide investor relations services under which the Company is currently paying a monthly fee of $10,000. The agreement may be terminated with written 30 days notice. During the 2008 period, the Company paid a total of $30,000 (2007 - $18,000) to Empire.

OUTSTANDING SHARE DATA

The Company's authorized share capital is unlimited common shares without par value. As at October 27, 2008, there were 35,055,061 issued and outstanding common shares. In addition there were 3,153,000 stock options outstanding at exercise prices ranging from $0.62 to $2.30 per share and 4,293,594 warrants outstanding, with exercise prices ranging from $0.45 to $2.75 per share.

                        CERTIFICATION OF INTERIM FILINGS

                        VENTURE ISSUER BASIC CERTIFICATE



I, ALFREDO PARRA, CHIEF EXECUTIVE OFFICER OF ROCHESTER RESOURCES LTD., certify the following:

1. REVIEW: I have reviewed the interim financial statements and interim MD&A (together the interim filings) of Rochester Resources Ltd. (the issuer) for the interim period ending August 31, 2008.

2. NO MISREPRESENTATIONS: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3. FAIR PRESENTATION: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date:  October 29, 2008


/s/ ALFREDO PARRA
-----------------------
Alfredo Parra
Chief Executive Officer


--------------------------------------------------------------------------------

                                 NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are
in  place  to  provide   them  with   sufficient   knowledge   to  support   the
representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

--------------------------------------------------------------------------------

                        CERTIFICATION OF INTERIM FILINGS

                        VENTURE ISSUER BASIC CERTIFICATE



I, JOSE MANUAL SILVA, CHIEF FINANCIAL OFFICER OF ROCHESTER RESOURCES LTD., certify the following:

1. REVIEW: I have reviewed the interim financial statements and interim MD&A (together the interim filings) of Rochester Resources Ltd. (the issuer) for the interim period ending August 31, 2008.

2. NO MISREPRESENTATIONS: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3. FAIR PRESENTATION: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date:  October 29, 2008


/s/ JOSE MANUAL SILVA
-----------------------
Jose Manual Silva
Chief Financial Officer


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                                 NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are
in  place  to  provide   them  with   sufficient   knowledge   to  support   the
representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

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